UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-31332
CUSIP NUMBER
NOTIFICATION OF LATE FILING	53634X

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LIQUIDMETAL TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

25800 Commercentre Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Lake Forest, California 92630
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its report on Form 10-Q for the third quarter ended September 30, 2006 without unreasonable effort or expense.  As previously announced in its 8-K dated October 8, 2006 and October 20, 2006, certain members of the executive management and the Board of Directors have resigned, and new members were elected.  As a result of this transition, the Registrant required additional time to have the Form 10-Q reviewed by the newly elected members and thus, was unable to file the Form 10-Q prior to the November 9, 2006 deadline.

The Registrant expects to file its Form 10Q within the prescribed extended period of November 14, 2006.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Young J. Ham	949	206-8078
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

(4)	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that the Registrant’s sales be approximately $8.0 million for the quarter ended September 30, 3006 (“current quarter”) compared to $4.3 million for the quarter ended September 30, 2005, and its net income be approximately $0.1 million for the quarter ended September 30, 2006 compared to net loss of $2.4 million for the quarter ended September 30, 2005.  The significant increase in sales and decrease in net loss recorded in the current quarter compared to those for the quarter ended September 30, 2005 were attributable to approximately $2.7 million increases in sales from bulk alloy parts used in consumer electronics devices and approximately $1.0 million increase in sales from coatings material used primarily in oil drilling operations.

LIQUIDMETAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Larry Buffington
Larry Buffington
President and Chief Executive Officer